CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Establish GLN Partnerships with Guangzhou and Zhaoqing Universities in China

July 15th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has signed Memorandums of Understanding (“MOU”) with Guangzhou University and Zhaoqing University respectively.  Both universities are located in the Guangdong province of China.

The MOUs state that CIBT Group will establish a Global Learning Network (“GLN”) classroom within each university’s campus.  Equipped with professional grade video conferencing technology via the GLN, these classrooms will allow both institutions to offer additional programs to be delivered by western teachers from GLN studios in Canada, and share additional resources with other GLN equipped academic institutions within the Global Learning Network.  The partnerships are expected to offer the following programs:

●	Pre-Masters Transfer Programs
●	English Teacher Certification (TESOL) Programs
●	Tourism and Hospitality Management Programs
●	Overseas Study Preparation Programs
●	Hotel Industry English Programs

”We are pleased to establish a stronger foothold within the Guangdong province, located in southern China and one of the top 3 largest economies in the country today,” commented Toby Chu, President, CEO and Vice Chairman of CIBT Education Group.  “CIBT’s ability to establish partnerships with many prominent universities shows the high demand of our products and services as well as the adaptability of our programs.  We look forward to expanding our cooperation through the use of GLN technology supported by the infrastructures of Guangzhou University and Zhaoqing University.”

These latest cooperation arrangements mark the 12th and 13th GLN academic partners to join our Global Learning Network in less than one year.

About Guangzhou University:

Guangzhou University was re-established in July 2000 by the Chinese Ministry of Education. It is located in Guangzhou, the capital of Guangdong province, China. Although focusing on undergraduate education, Guangzhou University also offers a wide array of postgraduate programs. The university is authorized to run 62 undergraduate programs and 17 postgraduate programs in eight fields of study including Literature, Science, Engineering, Economics, Management, Law, Education and History. Guangzhou University has a current staff of over 2,588 and enrolls more than 17,000 full-time students.

Guangzhou University boasts 57 research institutes as well as a new $2.1 billion campus extension. The university has established partnerships with a wide range of universities and academic institutions both in China and around the world. As one of Guangdong province's key universities, Guangzhou University is fully committed to the mission of developing itself into a modern, comprehensive university with innovative ideas and local characteristics for producing talents of highly practical strength.

About Zhaoqing University:

Zhaoqing University was established in 1970 and is accredited by the Chinese Ministry of Education. It is located in Zhaoqing, Guangdong province, China. The university employs 1,132 staff members and currently enrols 14,485 full-time students and 6,148 part-time students.

Zhaoqing University offers 43 undergraduate major programs within 9 disciplines including economics, law, education, literature, history, science, engineering, agriculture, and business.  As the largest educational and academic institution in the area, Zhaoqing University enjoys a good reputation for the quality of its teaching and the management of its students’ affairs. They are particularly known for their teacher training and international programs.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statement in this news release as to the programs expected to be offered by the partnerships with Guangzhou University and Zhaoqing University, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; uncertainties as to the acceptance of the arrangements with all parties involved; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

2